[82-5162]

Michael Page

INTERNATIONAL

Half Year Results for the period ended 30 June 2004

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its half year results for the period ended 30 June 2004.

Key Points

- Turnover up 13.4% to £204.6m (2003: £180.4m)
- Revenue (gross profit) up 14.4% to £100.4m (2003: £87.8m)
- Operating profit before exceptional items* up 65.9% to £17.6m (2003: £10.6m before exceptional items)
- Revenue from permanent placements up 18.7%
- Revenue split between permanent and temporary placements was 71:29 (2003: 68:32)
- Adjusted earnings per share before exceptional items up 63.2% to 3.1p (2003: 1.9p). Basic earnings per share 5.7p (2003: 2.0p)
- Dividend up by 13.6% to 1.25p per share (2003: 1.1p)

* Operating profit after exceptional items was £17.6m (2003: £11.1m)

Commenting on the results, Terry Benson, Chief Executive of Michael Page, said:

"I am very pleased to report encouraging results for the six months ended 30 June 2004 which are considerably improved over the first half of 2003. As economic conditions improved and business confidence began to recover, our businesses in the UK, Asia Pacific and the Americas began to record much stronger revenue growth. Conditions for our Continental European businesses remained challenging, but towards the end of the second quarter we began to experience some early signs of increased activity.

"Looking ahead, with brighter economic conditions and increased business confidence, we believe that demand for our services is likely to increase in all countries and across all disciplines. We are very well placed to meet this demand."

Enquiries:

Michael Page International plc 020 7269 2205
Terry Benson, Chief Executive
Stephen Puckett, Finance Director

Financial Dynamics 020 7269 7291
Richard Mountain/David Yates

dlw 8/25

Chairman's Statement

I am very pleased to report encouraging results for the six months ended 30 June 2004 which are considerably improved over the first half of 2003. As economic conditions improved and business confidence began to recover, our businesses in the UK, Asia Pacific and the Americas began to record much stronger revenue growth. Conditions for our Continental European businesses remained challenging, but towards the end of the second quarter we began to experience some early signs of increased activity.

Turnover for the six months ended 30 June 2004 increased by 13.4% to £204.6m (2003: £180.4m) and revenue (gross profit) increased 14.4% to £100.4m (2003: £87.8m). The combination of high operational gearing and usual attention to costs resulted in operating profit of £17.6m (2003: £11.1m including a net exceptional gain of £0.5m), an increase of 65.9% (before exceptional items). Profit before tax was £17.8m (2003: £11.6m).

We started the year with 2,260 staff operating from 105 offices in 16 countries. We have continued to invest sensibly in new markets when appropriate and at 30 June 2004 our staff numbers have increased to 2,435 (2003: 2,279) operating from 109 offices in 16 countries.

We have experienced significantly larger growth in revenue generated from permanent placements (+18.7%) than that generated from temporary placements (+5.3%). In the first half of 2004 the mix of the Group's turnover and revenue between permanent and temporary placements was 37:63 (2003: 35:65) and 71:29 (2003: 68:32) respectively.

UNITED KINGDOM

Turnover of the UK operations increased by 21.1% to £111.5m (2003: £92.1m), revenue increased by 21.5% to £53.1m (2003: £43.7m) and operating profit before exceptional items increased by 64.8% to £11.1m (2003: £6.7m). Revenue from Finance and Accounting increased by 18%. Marketing, Sales and Retail increased by 25% and the other disciplines increased by 36%.

CONTINENTAL EUROPE

Turnover of the Continental European operations was £59.8m (2003: £62.1m), revenue was £29.7m (2003: £30.6m) and operating profit was £1.5m (2003: £0.9m). The two largest businesses in France and Holland faced the most challenging conditions and revenue was less than that recorded in the first half of 2003. All other businesses in Continental Europe increased revenues on a like-for-like basis. Belgium and Sweden which were opened in the first half of 2003 both produced a trading profit in the first half of 2004.

ASIA PACIFIC

Turnover of the Asia Pacific operations increased by 18.0% to £27.9m (2003: £23.7m) and revenue increased by 24.3% to £14.3m (2003: £11.5m). Operating profit increased by 51.6% to £4.8m (2003: £3.2m). We opened a new office in Brisbane in the first half of 2004. Our businesses in Hong Kong and Singapore achieved particularly strong year on year revenue growth in excess of 40%. In August we entered into a strategic alliance with Shanghai Tian Cai Network Co. Ltd (Tian Cai). The strategic alliance will allow Michael Page International, through Tian Cai, to provide specialist executive recruitment services to its clients in Shanghai.

AMERICAS

In the Americas, turnover more than doubled to £5.3m (2003: £2.6m) and revenue increased by 74.8% to £3.3m (2003: £1.9m). Despite start-up costs of new offices the region generated an operating profit of £0.2m (2003: operating loss of £0.2m). In the USA, market conditions continue to improve and we are developing a strong

Finance business in both permanent and temporary placements. As planned, we opened offices in Boston and Chicago during the first half and will add further to headcount during the second half. In Brazil the two offices generated an increase in revenue of over 40% and in June we expanded further by starting Sales & Marketing recruitment.

TAXATION AND EARNINGS PER SHARE

The pre-exceptional charge for taxation is based on the expected effective annual tax rate of 37% (2003: 38.2%) on profit before taxation and exceptional items.

The Restricted Share Scheme, which was established at the time of flotation, vested in April 2004 and is expected to give rise to a deduction for tax purposes in the UK and certain other tax jurisdictions. These deductions should give rise to an exceptional tax credit of £9.0m which has been reflected in full in the first half of 2004, giving rise to a net tax credit of £2.4m for the six months ended 30 June 2004.

Basic earnings per share for the six months ended 30 June 2004 was 5.7p (2003: 2.0p) and before exceptional items adjusted earnings per share was 3.1p (2003: 1.9p).

CASH FLOW

The Group started the year with net cash of £22.4m. In the first half we generated £8.0m from operations after funding an £8.6m increase in working capital. During the first half we paid £3.8m to settle the payroll tax liability on vesting of the Restricted Share Scheme. Other significant payments comprised taxation of £4.4m, net capital expenditure of £1.7m and dividends of £8.2m. Also during the first half we reinstated the share buy-back programme spending £15.3m purchasing 9m shares at an average cost of 171p per share. At 30 June 2004 net cash was £0.8m. Interest income in the first six months was £0.1m (2003: £0.4m).

DIVIDENDS

As the Group's profitability has increased considerably and the prospects are encouraging the Board has decided to increase, for the first time since flotation in March 2001, the interim dividend by 13.6% to 1.25p (2003: 1.10p) per share. It is the Board's intention to pay dividends at a level which is sustainable and continue to use share repurchases as an additional mechanism for returning surplus cash to shareholders. The interim dividend will be paid on 15th October 2004 to shareholders on the register at 17th September 2004.

CURRENT TRADING AND FUTURE PROSPECTS

We are very pleased with our first half results and although we have now entered the seasonally quieter summer period we are confident of further progress in the second half, particularly if the recent encouraging trends on Continental Europe continue. With brighter economic conditions and increased business confidence we believe that demand for our services is likely to increase in all countries and across all disciplines. We are confident that we are very well placed to meet this demand.

Adrian Montague

Chairman
16 August 2004

Unaudited Consolidated Profit and Loss Account

for the six months ended 30 June 2004

	Note	Six months ended 30 June 2004 £'000	Six months ended 30 June 2003 £'000	Year ended 31 December 2003 £'000
Turnover	2	**204,568**	180,437	372,616
Cost of sales		**(104,123)**	(92,665)	(194,131)
Gross profit	2	**100,445**	87,772	178,485
Administrative expenses		**(82,826)**	(76,652)	(156,702)
Operating profit		**17,619**	11,120	21,783
Net interest		**144**	442	626
Profit on ordinary activities before taxation	2	**17,763**	11,562	22,409
Taxation on profit on ordinary activities	4	**2,428**	(4,372)	(8,664)
Profit on ordinary activities after taxation being profit for the financial period		**20,191**	7,190	13,745
Equity dividends	5	**(4,385)**	(3,938)	(12,171)
Retained profit for the financial period		**15,806**	3,252	1,574
Basic earnings per share (pence)	6	**5.7**	2.0	3.8
Diluted earnings per share (pence)	6	**5.7**	2.0	3.8
Adjusted earnings per share (pence)	6	**3.1**	1.9	4.1

Unaudited Consolidated Statement of Total Recognised Gains and Losses

	Six months ended 30 June 2004 £'000	Six months ended 30 June 2003 £'000	Year ended 31 December 2003 £'000
Profit for the financial period	**20,191**	7,190	13,745
Foreign currency translation differences	**(1,500)**	2,346	2,786
Total recognised gains and losses for the period	**18,691**	9,536	16,531

Unaudited Consolidated Balance Sheet

at 30 June 2004

	Note	30 June 2004 £'000	Restated (note 1) 30 June 2003 £'000	31 December 2003 £'000
Fixed assets				
Intangible assets		**1,491**	1,587	1,539
Tangible assets		**21,069**	24,526	23,101
		22,560	26,113	24,640
Current assets				
Debtors		**86,351**	75,237	71,530
Cash at bank and in hand		**12,140**	14,680	23,211
		98,491	89,917	94,741
Creditors:				
Amounts falling due within one year		**(66,786)**	(56,075)	(59,355)
Net current assets		**31,705**	33,842	35,386
Total assets less current liabilities		**54,265**	59,955	60,026
Creditors:				
Amounts falling due after more than one year		**(337)**	-	(444)
Provisions for liabilities and charges	7	**(1,626)**	(5,503)	(6,239)
Net assets	2	**52,302**	54,452	53,343
Capital and reserves				
Called-up share capital		**3,572**	3,637	3,637
Capital redemption reserve		**178**	113	113
EBT reserve		**(9,871)**	(10,000)	(9,871)
Treasury shares		**(4,348)**	-	-
Profit and loss account		**62,771**	60,702	59,464
Equity shareholders' funds	8	**52,302**	54,452	53,343

Unaudited Consolidated Cash Flow Statement

for the six months ended 30 June 2004

	Note	Six months ended 30 June 2004 £'000	30 June 2003 £'000	Year ended 31 December 2003 £'000
Net cash inflow from operating activities	9	**7,992**	7,730	29,179
Return on investments and servicing of finance		**166**	442	625
Taxation paid		**(4,364)**	(4,686)	(10,657)
Capital expenditure and financial investment		**(1,747)**	(3,450)	(6,349)
Equity dividends paid		**(8,248)**	(8,233)	(12,170)
Net cash (outflow)/inflow before financing		**(6,201)**	(8,197)	628
Financing				
Sale of shares held by the Employee Benefit Trust		**-**	-	129
Cash inflow from short-term loans (net)		**10,600**	-	-
Purchase of own shares for cancellation		**(10,999)**	-	-
Purchase of treasury shares		**(4,348)**	-	-
Net cash (outflow)/inflow from financing		**(4,747)**	-	129
(Decrease)/increase in net cash in the period	10	**(10,948)**	(8,197)	757

Notes to the unaudited financial information

1. Basis of accounting

The consolidated interim financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting and financial reporting standards. The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2003. The Group adopted UITF Abstract 38 "Accounting for ESOP Trusts" during the second half of 2003 and as a result a prior year adjustment was reflected in the financial statements for the year ended 31 December 2003. For comparative purposes, the balance sheet for the six months ended 30 June 2003 has also been restated to reflect the adoption of this UITF. As a result, "Investments in own shares" of £10.0m have been removed from net assets and deducted from shareholders' funds. There is no effect on profit for the period.

The interim financial statements are unaudited but have been reviewed by the auditors and their report is set out at the end of this statement. The comparative figures for the year ended 31 December 2003 have been extracted from the Group's financial statements, a copy of which has been delivered to the Registrar of Companies. The auditors' report on those statements was unqualified and did not include a statement under Section 237 (2) or (3) of the Companies Act 1985. The interim financial information does not constitute statutory accounts as defined under Section 240 of the Companies Act 1985.

2. Segmental analysis

		Six months ended		Year ended
		30 June 2004	30 June 2003	31 December 2003
(a) Turnover by geographic region		**£'000**	£'000	£'000
United Kingdom		**111,474**	92,084	194,262
Continental Europe		**59,836**	62,099	120,363
Asia Pacific	Australia	**22,959**	20,247	43,708
	Other	**4,966**	3,414	7,673
	Total	**27,925**	23,661	51,381
Americas		**5,333**	2,593	6,610
		204,568	180,437	372,616

Notes to the unaudited financial information
(continued)

2. Segmental analysis (continued)

(b) Turnover by discipline	Six months ended 30 June 2004 £'000	30 June 2003 £'000	Year ended 31 December 2003 £'000
Finance and accounting	**138,244**	125,119	256,731
Marketing and sales	**35,188**	29,692	61,832
Other	**31,136**	25,626	54,053
	204,568	180,437	372,616

(c) Gross profit by geographic region		Six months ended 30 June 2004 £'000	30 June 2003 £'000	Year ended 31 December 2003 £'000
United Kingdom		**53,140**	43,737	90,630
Continental Europe		**29,670**	30,617	58,227
Asia Pacific	Australia	**9,830**	8,418	18,082
	Other	**4,489**	3,103	6,951
	Total	**14,319**	11,521	25,033
Americas		**3,316**	1,897	4,595
		100,445	87,772	178,485

(d) Gross profit by discipline	Six months ended 30 June 2004 £'000	30 June 2003 £'000	Year ended 31 December 2003 £'000
Finance and accounting	**61,936**	55,841	113,599
Marketing and sales	**21,975**	18,738	37,704
Other	**16,534**	13,193	27,182
	100,445	87,772	178,485

2. Segmental analysis (continued)

(e) Profit before interest, taxation and exceptional items by geographic region		Six months ended 30 June 2004 £'000	30 June 2003 £'000	Year ended 31 December 2003 £'000
United Kingdom		**11,087**	6,727	15,638
Continental Europe		**1,505**	943	(280)
Asia Pacific	Australia	**3,311**	2,902	6,303
	Other	**1,514**	281	1,285
	Total	**4,825**	3,183	7,588
Americas		**202**	(230)	(62)
Profit before interest, taxation and exceptional items		**17,619**	10,623	22,884
Exceptional items		**-**	497	(1,101)
Profit before interest and taxation		**17,619**	11,120	21,783
Net interest		**144**	442	626
Profit on ordinary activities before taxation		**17,763**	11,562	22,409

(f) Net assets/(liabilities) by geographic region		30 June 2004 £'000	Restated (note 1) 30 June 2003 £'000	31 December 2003 £'000
United Kingdom		**38,214**	33,363	41,115
Continental Europe		**10,129**	17,132	9,791
Asia Pacific	Australia	**4,576**	6,364	4,741
	Other	**2,221**	495	811
	Total	**6,797**	6,859	5,552
Americas		**(2,838)**	(2,902)	(3,115)
		52,302	54,452	53,343

Notes to the unaudited financial information
(continued)

3. Exceptional items

As a result of the vesting of the Restricted Share Scheme in April 2004, the Company is able to obtain a deduction for corporation tax purposes of approximately £27m which, at the relevant local corporation tax rates, has resulted in a non-operating exceptional credit of £9.0m to the corporation tax charge.

The exceptional items in the comparative periods included in operating profit comprise a release of the payroll tax provision on the Restricted Share Scheme (June 2003: £3.5m, December 2003: £1.9m), and rentals and other unavoidable costs on onerous lease agreements on vacant properties (June and December 2003: £3.0m).

4. Taxation

The pre-exceptional charge for taxation is based on the expected annual tax rate of 37.0% on profit before taxation (2003: 38.2% before exceptional items).

	Six months ended		Year ended
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
Current tax charge	**(6,572)**	(4,223)	(8,994)
Exceptional tax credit/(charge) (note 3)	**9,000**	(149)	330
Current tax credit/(charge) for the period	**2,428**	(4,372)	(8,664)

5. Dividends

An interim dividend of 1.25 pence (2003: 1.1 pence) per ordinary share will be paid on 15 October 2004 to shareholders on the register at the close of business on 17 September 2004.

6. Earnings per share

	Six months ended		Year ended
	30 June 2004	30 June 2003	31 December 2003
Earnings after exceptional items for basic earnings per share (£'000)	**20,191**	7,190	13,745
Exceptional items (£'000)	**(9,000)**	(348)	771
Earnings before exceptional items for adjusted earnings per share (£'000)	**11,191**	6,842	14,516
Weighted average number of shares used for basic and adjusted earnings per share ('000)	**356,689**	357,949	357,955
Dilution effect of share plans ('000)	**165**	-	-
Diluted weighted average number of shares used for diluted earnings per share ('000)	**356,854**	357,949	357,955
Basic earnings per share (pence)	**5.7**	2.0	3.8
Diluted earnings per share (pence)	**5.7**	2.0	3.8
Adjusted earnings per share (pence)	**3.1**	1.9	4.1

7. Provisions for liabilities and charges

	Six months ended		Year ended
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
Payroll tax liability on the Restricted Share Scheme (a)	**-**	2,517	4,114
Vacant property provision (b)	**1,626**	2,986	2,125
	1,626	5,503	6,239

(a) Payroll tax provision on Restricted Share Scheme

The grant of Restricted Shares on flotation in 2001 gave rise to potential National Insurance and social security liabilities. These liabilities crystallised in April 2004 when the Restricted Shares vested.

(b) Vacant property provision

The property cost provision represents rentals and other unavoidable costs on onerous lease agreements on vacant properties.

Notes to the unaudited financial information
(continued)

8. Reconciliation of movements in shareholders' funds

	Six months ended		
		Restated (note 1)	Year ended
	30 June	30 June	31 December
	2004	2003	2003
	£'000	£'000	£'000
Profit for the financial period	**20,191**	7,190	13,745
Dividends	**(4,385)**	(3,938)	(12,171)
Retained profit for the financial period	**15,806**	3,252	1,574
Foreign currency translation differences	**(1,500)**	2,346	2,786
	14,306	5,598	4,360
Purchase of own shares for cancellation	**(10,999)**	-	-
Purchase of treasury shares	**(4,348)**	-	-
Sale of shares held by the Employee Benefit Trust	**-**	-	129
Net (reduction in)/addition to shareholders' funds	**(1,041)**	5,598	4,489
Opening shareholders' funds	**53,343**	48,854	48,854
Closing shareholders' funds	**52,302**	54,452	53,343

9. Reconciliation of operating profit to net cash inflow from operating activities

	Six months ended		Year ended
	30 June	30 June	31 December
	2004	2003	2003
	£'000	£'000	£'000
Operating profit before exceptional items	**17,619**	10,623	22,884
Exceptional items	**-**	497	(1,101)
Operating profit after exceptional items	**17,619**	11,120	21,783
Depreciation and amortisation charges	**3,273**	3,578	7,688
(Profit)/loss on sale of fixed assets	**(39)**	(77)	241
Increase in debtors	**(11,388)**	(4,056)	(313)
Increase/(decrease) in creditors	**2,802**	(2,835)	(459)
(Decrease)/increase in provisions	**(4,275)**	-	239
Net cash inflow from operating activities	**7,992**	7,730	29,179

10. Reconciliation of net cash flow to movement in net cash

	Six months ended		Year ended
	30 June 2004 £'000	30 June 2003 £'000	31 December 2003 £'000
(Decrease)/increase in cash in the period	**(10,948)**	(8,197)	757
Cash inflow from increase in short-term loans	**(10,600)**	-	-
Foreign exchange movements	**(96)**	418	305
Movements in net cash in period	**(21,644)**	(7,779)	1,062
Opening net cash	**22,434**	21,372	21,372
Closing net cash	**790**	13,593	22,434

11. Analysis of net cash

	At 31 December 2003 £'000	Cash flow £'000	Foreign exchange movements £'000	At 30 June 2004 £'000
Cash at bank and in hand	23,211	(10,764)	(307)	**12,140**
Bank overdrafts	(777)	(184)	211	**(750)**
	22,434	(10,948)	(96)	**11,390**
Debt due within one year	-	(10,600)	-	**(10,600)**
Total net cash	22,434	(21,548)	(96)	**790**

12. Nature of financial information

The interim financial statements were approved by a committee of the Board of Directors on 16 August 2004.

Copies of this statement of interim results are available from the Company's Registrar – Capita IRG plc, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU, at the Company's registered office – Page House, 39-41 Parker Street, London WC2B 5LN, and on the Company's website – www.michaelpage.co.uk.

Independent review report to Michael Page International plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, the consolidated statement of total recognised gains and losses, the consolidated balance sheet, the consolidated cash flow statement and related notes 1 to 12. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP

Chartered Accountants

London

16 August 2004

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area. Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Regulatory Announcement

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Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	14:59 12-Aug-04
Number	9107B

RNS Number:9107B
Michael Page International PLC
12 August 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

2,211,107

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

10-08-04

11) Date company informed

12-08-04

12) Total holding following this notification

41,885,125

13) Total percentage holding of issued class following this notification

11.73%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 12-08-2004

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985

Michael Page International plc ord GBP 0.01 shares

Total number of shares held as at 10/08/04 was 41,885,125 the breakdown of which is set out below:

Name of the Company /Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC	57,590	Trustees of AXA UK Investment Co ICVC

AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	175,000	Trustees of AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Equity Income Fund (Non Benficial)	3,455,00	Trustees of AXA UK Investment Co ICVC UK Equity Income Fund
AXA World Funds UK Balanced (Non-Beneficial)	12,000	Trustees of AXA World Funds
Sun Life Nominees Ltd A/c 18 (Non Beneficial)	76,199	Trustees of the WABCO Automotive UK Pensions Scheme
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	43,785	Trustees of the Princess Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non - Beneficial)	79,467	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non - Beneficial)	15,968	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non - Beneficial)	19,609	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	1,123,310	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,823,564	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	9,259,159	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	9,055,171	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd

Assurance Society plc) (Beneficial)		Assurance Society plc)
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	1,592,004	AXA UK Group Pension Scheme Equity Fund

This information is provided by RNS
The company news service from the London Stock Exchange

END

[82-5162]

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:17 23-Jul-04
Number	1817B

Michael Page INTERNATIONAL

RNS Number:1817B
Michael Page International PLC
23 July 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON-BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

480,124

6) Percentage of issued Class

0.13%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

9) Class of security

ORDINARY SHARES

10) Date of transaction

22 JULY 2004

11) Date company informed

22 JULY 2004

12) Total holding following this notification

14,320,364

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 23 JULY 2004

Amendment #12

NOTIFICATIONS UNDER SECTIONS 198 TO 202 -- UK COMPANIES ACT

1. Company in which shares are held: MICHAEL PAGE INTERNATIONAL PLC

2. Notifiable Interest: ORDINARY SHARES

Fidelity International Limited (FIL)
P.O.Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings).

[illegible] also comprise the notifiable interest of

82 Devonshire Street
Boston, MA 02109

A principal shareholder of Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K. notwithstanding the exemption from reporting pursuant to Section 209 (1) (h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity and efficiency. Nothing herein should be taken to indicate that Fidelity International Limited and its direct and indirect subsidiaries, or Mr Edward C Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208(4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC Amendment # 12

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	82,211	FISL	Clydesdale Bank (Head Office) Nominees Limited
	219,021	FPM	Chase Nominees Ltd
	55,380	FPM	Northern Trust
	105,536	FPM	Nortrust Nominees Ltd
	13,216,509	FIL	HSBC Client Holdings Nominee (UK) Limited
	202,501	FIL	Chase Manhattan Bank London
	15,000	FIL	Mellon Bank
	21,262	FIL	Bank of New York Brussels
	86,808	FIL	Northern Trust
	15,000	FIL	State Street Bank & Trust
	51,556	FIL	Bank of New York London
	249,580	FIL	Chase Nominees Ltd

Total Ordinary Shares: 14,320,364

This information is provided by RNS
The company news service from the London Stock Exchange

END

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(82-5162)

Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:12 06-Aug-04
Number	7096B

Michael Page
INTERNATIONAL

RNS Number:7096B
Michael Page International PLC
6 August 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

186,899

6) Percentage of issued Class

0.05%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES

03/08/2004

11) Date company informed

06/08/2004

12) Total holding following this notification

21,428,608

13) Total percentage holding of issued class following this notification

6.00%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....06/08/2004........

Legal Entity	Holding
Barclays Capital Securities Ltd	3,062
Gerrard Ltd	3,500
Barclays Life Assurance Co Ltd	790,148
Barclays Global Investors Ltd	20,631,898

Group Holding 21,428,608

Registered	Account Designation	Holding
BARCLAYS CAPITAL NOMINEES LIMI		3,062
CHASE NOMINEES LTD	16376	204,561
CHASE NOMINEES LTD	20947	17,213,392
JP MORGAN (BGI CUSTODY)	16331	103,698
JP MORGAN (BGI CUSTODY)	16341	232,214
JP MORGAN (BGI CUSTODY)	16341	250,872
JP MORGAN (BGI CUSTODY)	16344	107,167
JP MORGAN (BGI CUSTODY)	16345	96,197
JP MORGAN (BGI CUSTODY)	16400	3,022,693
JP MORGAN (BGI CUSTODY)	18409	191,252
R C GREIG NOMINEES LIMITED A/C	BLI	3,500
	TOTAL	21,428,608